Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 74/A dated December 26, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PQ95

ISIN:	US52517PQ954

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$3,000,000

Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. has agreed to purchase the Notes from us at 100.00% of the principal amount.

The Notes will be issued in an aggregate principal amount of $3,000,000 and will be a further issuance of, and will form a single tranche with, the $14,000,000 aggregate principal amount of Medium-Term Notes, Series I, due December 28, 2021, that Lehman Brothers Holdings will issue on December 28, 2006.  The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche.  The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $17,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐ As agent

Issue Date:	December 28, 2006

Stated Maturity Date:	December 28, 2021, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other: _____________

☐ Fixed Rate Note

Interest Rate per Annum:	________%

☒ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☒ Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date, to but excluding December 28, 2007: 10.0%

From and including December 28, 2007, to but excluding the Stated Maturity Date: 50 times the Spread

Maximum Rate:	Not applicable

Minimum Rate:	0%

Spread:	The 30-Year CMS Rate minus the 10-Year CMS Rate.

Interest Reset Dates:

Each December 28, March 28, June 28 and September 28, commencing on December 28, 2007, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date.

Interest Payment Dates:

Each December 28, March 28, June 28 and September 28, commencing on March 28, 2007; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

30-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

10-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes ☒ No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on or after December 28, 2007.  Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Day:	New York and London business day

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 10-YEAR CMS RATE

The following shows the 30-Year CMS Rate and the 10-Year CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and 10-Year CMS Rate make the Notes’ effective interest rate after December 28, 2007, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30-Year CMS Rate (in %)	10-Year CMS Rate (in %)	30-Year CMS Rate — 10-Year CMS Rate (in %)
12/20/2006	5.239	5.087	0.152
9/28/2006	5.286	5.156	0.13
6/28/2006	5.906	5.833	0.073
3/28/2006	5.381	5.308	0.073
12/28/2005	5.068	4.918	0.15
9/28/2005	4.956	4.713	0.243
6/28/2005	4.671	4.372	0.299
3/28/2005	5.379	5.078	0.301
12/28/2004	5.319	4.711	0.608
9/28/2004	5.124	4.43	0.694
6/28/2004	5.807	5.232	0.575
3/29/2004	5.121	4.275	0.846
12/29/2003	5.349	4.622	0.727
9/29/2003	5.32	4.492	0.828
6/30/2003	4.826	3.873	0.953
3/28/2003	5.216	4.345	0.871
12/30/2002	5.122	4.239	0.883
9/30/2002	5.109	4.271	0.838
6/28/2002	6.01	5.363	0.647
3/28/2002	6.401	6.089	0.312
12/28/2001	6.294	5.908	0.386
9/28/2001	5.877	5.225	0.652
6/28/2001	6.477	6.2	0.277
3/28/2001	6.306	5.929	0.377
12/28/2000	6.298	6.172	0.126
9/28/2000	6.998	6.938	0.06
6/28/2000	7.349	7.347	0.002
3/28/2000	7.334	7.398	-0.064
12/28/1999	7.337	7.221	0.116
9/28/1999	7.022	6.822	0.2
6/28/1999	6.879	6.801	0.078
3/29/1999	6.301	6.055	0.246
12/28/1998	5.852	5.592	0.26
9/28/1998	5.875	5.393	0.482
6/29/1998	6.089	6.012	0.077

3/30/1998	6.37	6.217	0.153
12/29/1997	6.318	6.23	0.088
9/29/1997	6.72	6.527	0.193
6/30/1997	7.124	6.886	0.238
3/27/1997	7.415	7.258	0.157
12/30/1996	6.899	6.635	0.264
9/30/1996	7.328	7.055	0.273

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  In connection with the sale of the Notes, the Agent may be deemed to have received compensation from us in the form of underwriting discounts. The Agent may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.